CM 10/18/04

AM 10-18-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04013453

ANNUAL AUDITED REPORT
FORM X-17A-5(A)
PART III

SEC FILE NUMBER
8- 30417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Money Management Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Pier One Road, Suite #201
(No. and Street)

Stevensville (City) Maryland (State) 21666 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest O. Brittngham, Jr. (410) 604-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monte J. Loeb, PA, CPA
(Name – *if individual, state last, first, middle name*)

15825 Shady Grove Rd. (Address) Rockville (City) Maryland (State) 20850 (Zip Code)

PROCESSED
OCT 20 2004
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
SEC MAIL PROCESSING
OCT 12 2004
WASH, D.C. 202 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NASD

October 4, 2004

BY CERTIFIED MAIL # 7160 3901 9848 2159 3259

Mr. Ernest O. Brittingham, Jr.
International Money Management Inc.
301 Pier One Road, Suite 201
Stevensville, MD 21666

Dear Mr. Brittingham:

This acknowledges receipt of your June 30, 2004 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d)(the Rule). The report as submitted appears deficient in that it did not contain a supplemental report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. The supplemental report shall indicate any corrective action taken or proposed by the broker/dealer. If the audit did not disclose any material inadequacies, the supplemental report shall so state.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by October 18, 2004. Questions may be addressed to Kimberly A. Cooper, Field Supervisor, at (215) 963-2618.

Sincerely,

AnnMarie McGarrigle
AnnMarie McGarrigle
Supervisor of Examiners

SEC MAIL PROCESSING RECEIVED OCT 12 2004 WASH. D.C. 202 SECTION

AMM/cm

Enclosure: Form X-17A-5 Part III Facing Page

Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA
19103

tel 215 665 1180
fax 215 496 0434
www.nasd.com

IMMG

International Money Management Group, Inc. • Investment Bankers • Member NASD•SIPC
Bay Bridge Marina • Kent Island
301 Pier One Road, Suite 201
Stevensville, MD 21666
(410) 604-3800
Fax (410) 604-3874
immg@dmv.com

Date: October 8, 2004

To: Ms. AnnMarie McGarrigle
NASD Philadelphia District Office
1835 Market St., Suite #1900
Philadelphia, PA 19103

CC:
Ms. Eleanor Sabalbaro
NASD Systems Support
9509 Key West Ave., 3rd Floor
Rockville, MD 20850

SEC Principal Office
450 5th St., NW
Washington, DC 20549
(2 copies)

SEC Regional Office
Philadelphia District Office
Curtis Center, Suite 1120E
Philadelphia, PA 19106

Re: Supplemental Report

Dear Ms. McGarrigle,

In response to your enclosed letter dated October 4th, 2004, please find the enclosed Supplemental Report dated August 16th, 2004 from the Accountant (Monte J. Loeb, CPA) who performed the audit of our records.

Due to an administrative oversight the Supplemental Report was not included in the annual audit filing. The report was prepared by our CPA firm, but unfortunately did not get attached to the annual audit filing documents.

We have sent copies of all the documents included herein to the regulatory agencies listed above.

Please accept our apologies for this oversight.

Sincerely,

Ernest O. Brittingham, Jr.
President

Enclosures: NASD letter dated 10/04/2004
Supplemental Report dated 08/16/2004
Revised Annual Audited Report Form X-17A-5 Part III

JTL (NASDMsMcGarrigle10-08-04.doc)

MONTE J. LOEB, P. A.

CERTIFIED PUBLIC ACCOUNTANT

15825 SHADY GROVE ROAD, SUITE 130

ROCKVILLE, MARYLAND 20850

PHONE 301-216-0555

FAX 301-330-6860

August 16, 2004

Board of Directors
International Money Management Group, Inc.
Stevensville, Maryland 21666

In planning and performing my audit of the financial statements of International Money Management Group, Inc. for the year ended June 30, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by International Money Management Group, Inc. that I considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts verifications and comparisons, and the recordation of difference required by rule 17a-3 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption and no facts came to my attention indicating that such conditions have not been complied with.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any Board of Directors evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Monte J. Loeb, P.A.
Rockville, Maryland